UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended __________________

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: March 30, 2020

Commission File Number: 001-39258

METEN EDTECHX EDUCATION GROUP LTD.

(Exact name of Registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

3rd Floor, Tower A

Tagen Knowledge & Innovation Center

2nd Shenyun West Road, Nanshan District

Shenzhen, Guangdong Province 518000

People’s Republic of China
(Address of Principal Executive Offices)

Mr. Ng Kwok Yin, Chief Financial Officer

3rd Floor, Tower A

Tagen Knowledge & Innovation Center

2nd Shenyun West Road, Nanshan District

Shenzhen, Guangdong Province 518000

People’s Republic of China

Tel: +86 755 8294 5250

Fax: +86 755 8299 5963
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary Shares, $0.0001 par value per share	METX	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report: 53,100,534 ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

-i-

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Shell Company Report on Form 20-F (including information incorporated by reference herein, the “Report”) is being filed by Meten EdtechX Education Group Ltd., a Cayman Islands exempted company (“Holdco”). Unless otherwise indicated, “we,” “us,” “our,” and “Holdco,” and similar terminology refers to Meten EdtechX Education Group Ltd., a company organized under the laws of the Cayman Islands, and its subsidiaries subsequent to the Mergers (defined below). References to “Meten,” the “Company” and “Meten Education Group Ltd.” refers to Meten Education Group Ltd. prior to the consummation of the Mergers.

This Report contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”) that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified in the “Risk Factors” section of Holdco’s registration statement on Form F-4 (SEC File No. 333-235859), which are incorporated by reference into this Report and which was filed with the United States Securities and Exchange Commission (the “Securities and Exchange Commission”) on January 9, 2020, as subsequently amended (the “Form F-4”).

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this Report, or the documents to which we refer readers in this Report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

-ii-

EXPLANATORY NOTE

On December 12, 2019, Holdco entered into an Agreement and Plan of Reorganization (“Merger Agreement”) by and among Holdco, EdtechX Holdings Acquisition Corp., a Delaware corporation (“EdtechX”), Meten Education Inc., a Delaware corporation and wholly owned subsidiary of Holdco (“EdtechX Merger Sub”), Meten Education Group Ltd., a Cayman Islands exempted company and wholly owned subsidiary of Holdco (“Meten Merger Sub”, and together with EdtechX Merger Sub, the “Merger Subs”), and Meten International Education Group, a Cayman Islands exempted company (“Meten” or the “Company”) which, among other things, provided for (i) Meten Merger Sub to merge with and into the Company, with the Company being the surviving entity of such merger (the “Meten Merger”) and becoming a wholly-owned subsidiary of Holdco (“Surviving Cayman Islands Company”) and (ii) EdtechX Merger Sub to merge with and into EdtechX, with EdtechX being the surviving entity of the merger (the “EdtechX Merger” and together with the Meten Merger, the “Mergers”) and becoming a wholly-owned subsidiary of Holdco.

On March 30, 2020, the parties to the Merger Agreement consummated the Mergers. Immediately prior to the closing of the Mergers, EdtechX completed its private placement with the designees of Azimut Enterprises Holdings S.r.l. (the “Azimut Investor”) in the amount of $20,000,000. Concurrently with the closing of the Mergers, Holdco’s PIPE financing with two unaffiliated third-party investors, one of which is Xiamen ITG Holding Group, a China-based Fortune Global 500 company (the “ITG Education”), in an aggregate investment of $12 million was completed on March 30, 2020 (the “$12 million PIPE financing”). Holdco’s PIPE financing with another unaffiliated third-party investor (the “$4 million PIPE investor”) in an aggregate investment of $4 million (the “$4 million PIPE”) was not completed concurrently with the consummation of the Mergers as originally contemplated due to the PRC foreign exchange approval related delay, and is currently expected to be completed in April 2020. This Report is being filed by Holdco in connection with the Mergers.

-iii-

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

The directors and executive officers upon consummation of the Mergers are set forth in the Form F-4 in the section entitled “The Director Proposal” and is incorporated herein by reference. ITG Education has the right to appoint one director to the board of director of Holdco and two subsidiaries of the Company within 30 business days of the closing of the Mergers, immediately prior to which Holdco’s director Yongchao Chen will cease to be a director.

The business address for each of Holdco’s directors and senior management is 3rd Floor, Tower A Tagen Knowledge & Innovation Center, 2nd Shenyun West Road, Nanshan District, Shenzhen, Guangdong Province 518000, The People’s Republic of China.

B. Advisors

Not applicable.

C. Auditors

From Holdco’s inception through the consummation of the Mergers, Marcum LLP (“Marcum”), 750 3rd Avenue, 11th Floor, New York, New York 10017, acted as Holdco’s independent auditing firm. Marcum has also acted as the EdtechX’s independent auditing firm since its inception.

Following the consummation of the Mergers, KPMG Huazhen LLP (“KPMG Huazhen”), 15th Floor, China Resources Tower, 2666 Keyuan South Road, Nanshan District, Guangdong Province, The People’s Republic of China, the independent auditor of Meten, is expected to be engaged as the independent auditor of Holdco.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The information regarding Meten’s selected financial information is included in the Form F-4 in the section entitled “Selected Historical Financial Information,” which is incorporated herein by reference. The financial statements of Meten are presented in Chinese Renminbi (“RMB”).

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The risk factors associated with Holdco’s business are described in the Form F-4 in the section entitled “Risk Factors” and are incorporated herein by reference.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Holdco was formed to serve as a holding company for Meten and EdtechX after consummation of the Mergers contemplated by the Merger Agreement. Holdco, a Cayman Islands exempted company, was formed on September 27, 2019. Prior to the Mergers, Holdco owned no material assets and did not operate any business. Meten’s principal executive office is located at 3rd Floor, Tower A, Tagen Knowledge & Innovation Center, 2nd Shenyun West Road, Nanshan District, Shenzhen, Guangdong Province 518045, The People’s Republic of China. Holdco’s telephone number is +86 755 8294 5250.

On March 30, 2020, the parties consummated the Mergers. Immediately prior to the Mergers, the Azimut Investor invested $20,000,000 in EdtechX to purchase 2,000,000 units of EdtechX (with each unit consisting of one ordinary share and one warrant to purchase one ordinary share of EdtechX at a price of $11.50 per share) (the “Azimut Investment”), which were converted into same number of units of the Holdco upon closing of the Mergers. Upon closing of the Mergers, Holdco consummated the $12 million PIPE financing with two unaffiliated third-party investors, one of which is ITG Education. The $4 million PIPE with another unaffiliated third-party investor was not completed concurrently with the consummation of the Mergers as originally contemplated due to the PRC foreign exchange approval related delay, and is currently expected to be completed in April 2020.

B. Business Overview

Following and as a result of the Mergers, all of Holdco’s business is conducted through Meten and its subsidiaries. A description of the business of Meten is included in the Form F-4 in the sections entitled “Business of Meten” and “Meten’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is incorporated herein by reference.

C. Organizational Structure

Upon consummation of the Mergers, Meten and EdtechX became a wholly owned subsidiary of Holdco. Holdco’s organizational chart is below:

D. Property, Plants and Equipment

Meten is headquartered in Shenzhen and has 149 learning centers in China (covering 36 cities in 18 provinces) as of September 30, 2019. Such properties are described in the Form F-4 in the section entitled “Business of Meten” and are incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The discussion and analysis of the financial condition of Meten is included in the Form F-4 in the section entitled “Meten’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” which is incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The information set forth in Item 1.A. of this Report is incorporated herein by reference.

B. Compensation

The executive compensation of Holdco’s executive officers and directors is described in the Form F-4 in the section entitled “Executive Compensation” which information is incorporated herein by reference.

C. Board Practices

The information set forth in Item 1.A. of this Report is incorporated herein by reference.

D. Employees

As of December 31, 2019, Meten had 5,578 full-time employees.

E. Share Ownership

Ownership of Holdco’s shares by its executive officers and directors upon consummation of the Mergers is set forth in Item 7.A of this Report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership based on 53,100,534 of our ordinary shares outstanding as of March 31, 2020 (subsequent to the closing of the Mergers and the $12 million PIPE financing), based on information obtained from the persons named below, with respect to the beneficial ownership of our shares by:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding shares;

●	each of our officers and directors; and

●	all our officers and directors as a group.

In connection with the exercise of the cash election under the Merger Agreement, JZ Education Investment Limited, AP Education Investment Limited and RG Education Investment Limited (the “Electing Shareholders”) have elected to receive cash consideration in an aggregate amount of $4,810,818.35 in lieu of 462,579 ordinary shares of Holdco. The cash consideration will be paid to the Electing Shareholders in installments, subject to and after receipt of the proceeds of the $6 million PIPE from ITG Education or the $4 million PIPE from an unaffiliated third party by Holdco. Holdco has received the $6 million investment from ITG Education as of the date of this Report. If the $4 million PIPE is not completed by the 15th business days after the closing of the Mergers (the “Long Stop Date”), 192,308 of our ordinary shares will be issued to the Electing Shareholders in lieu of the $2,000,000 cash consideration that the Electing Shareholders has elected to receive for the Mergers, which would dilute Holdco’s shareholders on a pro rata basis.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them.

Name and Address of Beneficial Owner	Amount and nature of beneficial ownership		Percentage of outstanding ordinary shares
Directors and Executive Officers(1)
Benjamin Vedrenne-Cloquet	*		*
Charles McIntyre	*		*
Jishuang Zhao	13,829,929	(2)	26.04%
Siguang Peng	6,982,884	(3)	13.15%
Yupeng Guo	6,614,502	(4)	12.46%
Yongchao Chen	*	(5)	*
Yanli Chen	—		0
Zhiyi Xie	—		0
Ying Chen	—		0
Ng Kwok Yin	—		0
All directors and executive officers post-Mergers as a group	28,120,776		52.96%

Five Percent or Greater Shareholders
JZ Education Investment	13,829,929	(2)	26.04%
AP Education Investment	6,982,884	(3)	13.15%
RG Education Investment	6,614,501	(4)	12.46%
MLZ Investment Management Limited	4,535,122	(5)	8.54%
Entities affiliated with Daoge	5,450,364	(6)	10.26%

(1)	Unless otherwise indicated, the business address of each of the individuals is 3rd Floor, Tower A, Tagen Knowledge & Innovation Center, 2nd Shenyun West Road, Nanshan District, Shenzhen, Guangdong Province 518045, The People’s Republic of China.

(2)	Represents 13,829,929 ordinary shares directly held by JZ Education Investment, a business company limited by shares incorporated in British Virgin Islands. If the $4 million PIPE has not been completed by the Long Stop Date, 100,707 ordinary shares will be issued to JZ Education Investment, and JZ Education Investment will hold 13,930,636 ordinary shares in total, representing 26.14% of our outstanding shares immediately thereafter. JZ Education Investment is controlled by The Zhao Jishuang Family Trust, a trust established under the laws of British Virgin Islands and managed by Conyers Trustee as trustee. Mr. Jishuang Zhao is the settlor of The Zhao Jishuang Family Trust and Mr. Jishuang Zhao and his family members are the trust’s beneficiaries. Under the term of this trust, Mr. Jishuang Zhao has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by JZ Education Investment in Holdco. The registered office of JZ Education Investment is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands VG1110.

(3)	Represents 6,982,884 ordinary shares directly held by AP Education Investment, a business company limited by shares incorporated in British Virgin Islands. If the $4 million PIPE has not been completed by the Long Stop Date, 47,688 ordinary shares will be issued to AP Education Investment, and AP Education Investment will hold 7,030,572 ordinary shares in total, representing 13.19% of our outstanding shares immediately thereafter. AP Education Investment is controlled by The Peng Siguang Family Trust, a trust established under the laws of British Virgin Islands and managed by Conyers Trustee as trustee. Mr. Siguang Peng is the settlor of The Peng Siguang Family Trust and Mr. Siguang Peng and his family members are the trust’s beneficiaries. Under the term of this trust, Mr. Siguang Peng has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by AP Education Investment in Holdco. The registered office of AP Education Investment is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands VG1110.

(4)	Represents 1 ordinary share held by Mr. Yupeng Guo and 6,614,501 ordinary shares directly held by RG Education Investment, a business company limited by shares incorporated in British Virgin Islands. If the $4 million PIPE has not been completed by the Long Stop Date, 43,913 ordinary shares will be issued to RG Education Investment, and RG Education Investment will hold 6,658,414 ordinary shares in total, representing 12.49% of our outstanding shares immediately thereafter. RG Education Investment is controlled by The Guo Yupeng Family Trust, a trust established under the laws of British Virgin Islands and managed by Conyers Trustee as trustee. Mr. Yupeng Guo is the settlor of The Guo Yupeng Family Trust and Mr. Yupeng Guo and his family members are the trust’s beneficiaries. Under the term of this trust, Mr. Yupeng Guo has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by RG Education Investment in Holdco. The registered office of RG Education Investment is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands VG1110.

(5)	Represents 4,535,122 ordinary shares directly held by MLZ Investment Management Limited, a business company limited by shares incorporated in British Virgin Islands. MLZ Investment Management Limited is a holding vehicle holding shares for certain director nominee and employees of Holdco and is owned as to 1.46% by Yongchao Chen, a director nominee of Holdco, and 98.54% by certain employees of Meten (none of whom holding more than 5% of shares of Holdco on a look-through basis). Ms. Siqi Huang, an employee representative of Holdco, as the sole director of MLZ Investment Management Limited, has the power to direct the company with respect to the disposal of, and the exercise of any voting and other rights attached to, the shares held by MLZ Investment Management Limited in Holdco. The registered office of MLZ Investment Management Limited is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands VG1110.

(6)	Represents (i) 1,870,339 ordinary shares held by DG NO. 21 EDUCATION INVESTMENT LIMITED, or DG No.21; and (ii) 3,580,025 ordinary shares held by DG EDUCATION INVESTMENT LIMITED. DG No.21 is wholly owned by No.21 Daoge. DG EDUCATION INVESTMENT LIMITED is owned as to 55.64% by Shenzhen Daoge Development No.2 Investment Fund Partnership (Limited Partnership), or No.2 Daoge and 44.36% by No. 6 Daoge. Each of No.2 Daoge, No. 6 Daoge and No. 21 Daoge is a limited partnership incorporated in China. Shenzhen Daoge Capital Management Co., Ltd. is the general partner of No.2 Daoge, No.6 Daoge and No.21 Daoge, and is controlled by Mr. Chenyang Xu. The registered address of No. 2 Daoge is Room 201, Block A, No.1 Qianwanyi Road, Qianhai Shengang Cooperation Zone, Shenzhen, Guangdong Province, China. The registered address of each of No. 6 Daoge and No. 21 Daoge is Room 3401-3402, Zhong Zhou Building, No. 3088 Jintian Road, Fution Street, Futian District, Shen Zhen, Guangdong Province, China.

*	less than 1%

B. Related Party Transactions

Related party transactions of Holdco and Meten are described in the Form F-4 in the section entitled “Certain Relationships and Related Person Transactions” which is incorporated by reference herein.

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 18 of this Report.

B. Significant Changes

Not applicable.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ordinary shares are listed on the Nasdaq Capital Market under the symbol METX. Holders of our ordinary shares should obtain current market quotations for their shares. The warrants can be traded by the holders in the over-the-counter markets as they do not currently have sufficient round lot holders to qualify for listing on the Nasdaq Capital Market.

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares are listed on the Nasdaq Capital Market under the symbol METX. The warrants can be traded by the holders in the over-the-counter markets as they do not currently have sufficient round lot holders to qualify for listing on the Nasdaq Capital Market.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

We are authorized to issue 500,000,000 ordinary shares, US$0.0001 par value per share. As of March 31, 2020, subsequent to the closing of the Mergers and the $12 million PIPE financing, there were 53,100,534 ordinary shares of outstanding. There were also 12,705,000 warrants outstanding, each to purchase one ordinary share at a price of $11.50 per share. We also have unit purchase options outstanding to purchase 250,000 units. Each unit represent one ordinary share and one warrant. Certain of our shareholders are subject to transfer restrictions as contained in the Form F-4 in the section entitled “The Merger Proposal — Related Agreements or Arrangements — Restrictions on Transfer”. In connection with the listing application on the Nasdaq Capital Market, EdtechX has waived compliance with the lock-up restrictions applicable to certain of our non-affiliate shareholders with respect to an aggregate of 2,238,109 ordinary shares.

B. Memorandum and Articles of Association

The description of our Amended and Restated Memorandum and Articles of Association is contained in the Form F-4 in the section entitled “The Charter Proposals - Holdco’s Amended and Restated Memorandum and Articles of Association,” which is incorporated herein by reference.

C. Material Contracts

The description of our Material Contracts is contained in the Form F-4 in the section entitled “Business of Meten — Our Corporate and Shareholding Structure — Contractual Arrangements with Our VIEs and Their Respective Shareholders,” which is incorporated herein by reference.

D. Exchange Controls and Other Limitations Affecting Security Holders

Under the laws of the Republic of the Cayman Islands, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our ordinary shares.

E. Taxation

The material United States federal income tax consequences of owning and disposing of our securities following the Mergers are described in the Form F-4 in the sections entitled “The Merger Proposal - Material United States Federal Income Tax Considerations,” which is incorporated herein by reference.

F. Dividends and Paying Agents

Holdco has no current plans to pay dividends. Holdco does not currently have a paying agent.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the Securities and Exchange Commission an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We also furnish to the Securities and Exchange Commission, on Form 6-K, unaudited financial information after each of our first three fiscal quarters. The Securities and Exchange Commission also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the Securities and Exchange Commission.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

The information set forth in the section entitled “Meten’s Management’s Discussion and Analysis of Financial Condition and Results of Operations - Quantitative and Qualitative Disclosure about Market Risk” in the Form F-4 is incorporated herein by reference.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not required

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not required

ITEM 15. CONTROLS AND PROCEDURES

Not required

ITEM 16. [RESERVED]

Not required

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not required

ITEM 16B. CODE OF ETHICS

Not required

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not required

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not required

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Following the consummation of the Mergers, KPMG Huazhen, the independent auditor of Meten, is expected to be engaged as the independent auditor of Holdco. In connection with the Mergers, Marcum, which was the auditor for Holdco and EdtechX, was informed that it would no longer be our auditor.

The reports of Marcum on the financial statements of Holdco for the period from September 27, 2019 (inception) through September 30, 2019 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the period from September 27, 2019 (inception) through September 30, 2019 and through the Mergers (the “Effective Date”), there were no disagreements with Marcum on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedure, which such disagreements, if not resolved to the satisfaction of Marcum, would have caused Marcum to make reference thereto in its reports on the financial statements of Holdco for such periods. During the period from September 27, 2019 (inception) through September 30, 2019, and through the Effective Date, there were no “reportable events” as that term is described in paragraphs (A) through (D) of Item 16F(a)(1)(v) of Form 20-F.

During the period from September 27, 2019 (inception) through September 30, 2019, and through the Effective Date, neither Holdco, nor anyone on its behalf, consulted KPMG Huazhen regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the financial statements of Holdco and neither a written report was provided to Holdco or oral advice was provided that KPMG Huazhen concluded was an important factor considered by Holdco in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a “disagreement,” as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, or a “reportable event,” as that term is described in Item 16F(a)(1)(v) of Form 20-F.

Holdco provided Marcum with a copy of the disclosure it is making in this Report and requested that Marcum furnish Holdco with a letter addressed to the U.S. Securities and Exchange Commission (the “SEC”), pursuant to Item 16F(a)(3) of Form 20-F, stating whether Marcum agrees with the statements made by Holdco in this Report, and if not, in which respects Marcum does not agree. A copy of Marcum’s letter to the Securities and Exchange Commission dated March 31, 2020 is attached as Exhibit 15.2 to this Report.

ITEM 16G. CORPORATE GOVERNANCE

Not required.

ITEM 16H. MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18 of this Report.

ITEM 18. FINANCIAL STATEMENTS

The disclosures on pages F-1 to F-123 of our proxy statement/prospectus dated March 16, 2020, as filed with the Securities and Exchange Commission on March 16, 2020, are incorporated by reference herein.

The information set forth in the Form F-4 in the section entitled “Unaudited Pro forma Condensed Combined Financial Statements” is incorporated herein by reference.

Unaudited Condensed Combined Pro Forma Financial Statements of Holdco are included as Exhibit 15.1 hereto.

Item 19. EXHIBITs

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of Holdco (1)
2.1	Agreement and Plan of Reorganization (2)
4.1	Specimen Warrant Certificate of Holdco.(3)
4.2	Specimen Unit Certificate of Holdco. (4)
4.3	Form of Amended and Restated Warrant Agreement between Continental Stock Transfer & Trust Company and Holdco. (5)
10.1	Holdco ESOP Plan (6)
10.2	Form of Indemnification Agreement with Holdco’s directors and executive officers. (7)
10.3	Form of Employment Agreement between Holdco and executive officers of Holdco. (8)
10.4	English translation of Business Cooperation Agreement among Zhuhai Meten, Shenzhen Meten and its subsidiaries and shareholders of Shenzhen Meten, dated November 23, 2018. (9)
10.5	English translation of Business Cooperation Agreement among Zhuhai Likeshuo, Shenzhen Likeshuo and its subsidiaries and shareholders of Shenzhen Likeshuo, dated November 23, 2018. (10)
10.6	English translation of Exclusive Technical Service and Management Consultancy Agreement among Zhuhai Meten and Shenzhen Meten and its subsidiaries, dated November 23, 2018. (11)
10.7	English translation of Exclusive Consultancy and Technical Service Agreement among Zhuhai Likeshuo and Shenzhen Likeshuo and its subsidiaries, dated November 23, 2018. (12)
10.8	English translation of Exclusive Call Option Agreement among Zhuhai Meten, Shenzhen Meten and its subsidiaries and shareholders of Shenzhen Meten, dated November 23, 2018. (13)
10.9	English translation of Exclusive Call Option Agreement among Zhuhai Likeshuo, Shenzhen Likeshuo and its subsidiaries and shareholders of Shenzhen Likeshuo, dated November 23, 2018. (14)
10.10	English translation of Exclusive Equity Pledge Agreement among Zhuhai Meten, Shenzhen Meten and its subsidiaries and shareholders of Shenzhen Meten, dated November 23, 2018.(15)
10.11	English translation of Exclusive Equity Pledge Agreement among Zhuhai Likeshuo, Shenzhen Likeshuo and its subsidiaries and shareholders of Shenzhen Likeshuo, dated November 23, 2018. (16)
10.12	English translation of Shareholders’ Rights Entrustment Agreement among Zhuhai Meten, Shenzhen Meten and its subsidiaries and shareholders of Shenzhen Meten, dated November 23, 2018. (17)
10.13	English translation of Shareholders’ Rights Entrustment Agreement among Zhuhai Likeshuo, Shenzhen Likeshuo and its subsidiaries and shareholders of Shenzhen Likeshuo, dated November 23, 2018. (18)
10.14	English translation of Spouse Undertakings provided by the spouse of each individual shareholder of Shenzhen Meten, dated November 23, 2018. (19)
10.15	English translation of Spouse Undertakings provided by the spouse of each individual shareholders of Shenzhen Likeshuo, dated November 23, 2018. (20)
10.16	English translation of supplemental agreement to the contractual arrangements among Shenzhen Meten, Zhuhai Meten and its subsidiaries and shareholders of Shenzhen Meten, dated April 2, 2019.(21)
15.1	Unaudited Pro Forma Combined Financial Information (1)
15.2	Letter from Marcum LLP dated March 31, 2020 (1)
21.1	List of Subsidiaries of Holdco (1)

(1)	Filed herewith
(2)	Incorporated herein by reference from Exhibit 2.1 to the Registration Statement on F-4 (file number 333-235859).
(3)	Incorporated herein by reference from Exhibit 4.1 to the Registration Statement on F-4 (file number 333-235859).
(4)	Incorporated herein by reference from Exhibit 4.2 to the Registration Statement on F-4 (file number 333-235859).
(5)	Incorporated herein by reference from Exhibit 4.8 to the Registration Statement on F-4 (file number 333-235859).
(6)	Incorporated herein by reference from Exhibit 10.1 to the Registration Statement on F-4 (file number 333-235859).
(7)	Incorporated herein by reference from Exhibit 10.2 to the Registration Statement on F-4 (file number 333-235859).
(8)	Incorporated herein by reference from Exhibit 10.3 to the Registration Statement on F-4 (file number 333-235859).
(9)	Incorporated herein by reference from Exhibit 10.4 to the Registration Statement on F-4 (file number 333-235859).
(10)	Incorporated herein by reference from Exhibit 10.5 to the Registration Statement on F-4 (file number 333-235859).
(11)	Incorporated herein by reference from Exhibit 10.6 to the Registration Statement on F-4 (file number 333-235859).
(12)	Incorporated herein by reference from Exhibit 10.7 to the Registration Statement on F-4 (file number 333-235859).
(13)	Incorporated herein by reference from Exhibit 10.8 to the Registration Statement on F-4 (file number 333-235859).
(14)	Incorporated herein by reference from Exhibit 10.9 to the Registration Statement on F-4 (file number 333-235859).
(15)	Incorporated herein by reference from Exhibit 10.10 to the Registration Statement on F-4 (file number 333-235859).
(16)	Incorporated herein by reference from Exhibit 10.11 to the Registration Statement on F-4 (file number 333-235859).
(17)	Incorporated herein by reference from Exhibit 10.12 to the Registration Statement on F-4 (file number 333-235859).
(18)	Incorporated herein by reference from Exhibit 10.13 to the Registration Statement on F-4 (file number 333-235859).
(19)	Incorporated herein by reference from Exhibit 10.14 to the Registration Statement on F-4 (file number 333-235859).
(20)	Incorporated herein by reference from Exhibit 10.15 to the Registration Statement on F-4 (file number 333-235859).
(21)	Incorporated herein by reference from Exhibit 10.16 to the Registration Statement on F-4 (file number 333-235859).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

METEN EDTECHX EDUCATION GROUP LTD.

March 31, 2020	By:	/s/ Siguang Peng
	Name:	Siguang Peng
	Title:	Chief Executive Officer